                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)/1/



                            Corinthian Colleges, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   218868 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this statement is filed:

         [_] Rule 13d-1(b)

         [_] Rule 13d-1(c)

         [X] Rule 13d-1(d)



______________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

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----------------------------                           -----------------------
  CUSIP NO. 218868 107                13G               Page 2 of 7 Pages
----------------------------                           -----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             50,000 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    50,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    50,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    .235%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   --------------------
  CUSIP No. 218868 107                13G                    Page 3 of 7 Pages
-------------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PRIMUS VENTURE PARTNERS III LIMITED PARTNERSHIP
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             50,000 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    50,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      50,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      .235%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                           ---------------------
  CUSIP NO. 218868 107                   13G             Page 4 of 7 Pages
-----------------------------                           ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PRIMUS VENTURE PARTNERS, INC.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             50,000 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    50,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    50,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    .235%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 218868 107                 13G                     Page 5 of 7 Pages
---------------------                                        -------------------

                                  SCHEDULE 13G

     Amendment No. 2 to the Statement on Schedule 13G filed on February 10, 2000 (the "Statement") by Primus Capital Fund III Limited Partnership ("PCF III"), an
      ---------                                                    -------
Ohio limited partnership, by virtue of its direct beneficial ownership of Common Stock (as defined below), Primus Venture Partners III Limited Partnership ("PVP
                                                                            ---
LP"), an Ohio limited partnership, by virtue of its indirect beneficial
--
ownership as the sole general partner of PCF III, and Primus Venture Partners, Inc. ("PVP Inc."), an Ohio corporation, by virtue of its indirect beneficial
       --------
ownership as the sole general partner of PVP LP (collectively the "Reporting
                                                                   ---------
Persons"), relates to the Common Stock, par value $.0001 per share (the "Common
-------                                                                  ------
Stock"), of Corinthian Colleges, Inc., a Delaware corporation (the "Company"),
-----
and is being filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Unless otherwise defined herein, capitalized terms used herein shall have the meanings given such terms in the Statement. Items 4 and 5 of the Statement are amended and supplemented as set forth below:

Item 4.  Ownership:

         Item 4 of the Statement is hereby deleted in its entirety and replaced with the following:

         (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2001, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

              Primus Capital Fund III Limited Partnership. PCF III has the
              -------------------------------------------
         shared power to vote and to dispose of 50,000 shares of Common Stock currently held by PCF III, constituting approximately .235% of the outstanding Common Stock.

              Primus Venture Partners III Limited Partnership. PVP LP, as the
              -----------------------------------------------
         sole general partner of PCF III, may be deemed to have the shared power to vote and to dispose of 50,000 shares of Common Stock currently held by PCF III, which constitutes approximately .235% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

              Primus Venture Partners, Inc. PVP Inc., as the sole general
              -----------------------------
         partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 50,000 shares of Common Stock currently held by PCF III, which constitutes approximately .235% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

              PVP Inc. has four shareholders and directors, Loyal W. Wilson, James T. Bartlett, William C. Mulligan and Jonathan E. Dick. Loyal W. Wilson also holds 15,500 shares of Common Stock and has stock options to purchase 34,000 shares of Common Stock (10,000 shares are still subject to vesting).


              Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 50,000 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately .235% of the

---------------------                                        -------------------
CUSIP No. 218868 107                 13G                     Page 6 of 7 Pages
---------------------                                        -------------------

          outstanding Common Stock as of December 31, 2001. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 21,243,718 shares of Common Stock outstanding on or about December 31, 2001, as disclosed in the Company's last filed 10Q on November 14, 2001. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

---------------------                                        -------------------
CUSIP No. 218868 107                 13G                     Page 7 of 7 Pages
---------------------                                        -------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2002


                                 PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP

                                 By:      Primus Venture Partners III Limited
                                          Partnership
                                 Its:     General Partner

                                 By:      Primus Venture Partners, Inc.
                                 Its:     General Partner


                                 By:         /s/ Steven Rothman
                                          --------------------------------------

                                 Its:        Secretary and Treasurer
                                          --------------------------------------

                                 PRIMUS VENTURE PARTNERS III
                                 LIMITED PARTNERSHIP

                                 By:      Primus Venture Partners, Inc.
                                 Its:     General Partner

                                 By:         /s/ Steven Rothman
                                          --------------------------------------

                                 Its:        Secretary and Treasurer
                                          --------------------------------------

                                 PRIMUS VENTURE PARTNERS, INC.

                                 By:         /s/ Steven Rothman
                                          --------------------------------------

                                 Its:        Secretary and Treasurer
                                          --------------------------------------